October 25, 2024

Peter Yu
Chief Executive Officer
Cartesian Growth Corporation II
505 Fifth Avenue, 15th Floor
New York, NY 10017

       Re: Cartesian Growth Corporation II
           Preliminary Proxy Statement on Schedule 14A
           Filed October 9, 2024
           File No. 001-41378
Dear Peter Yu:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Thomas R. Martin